Exhibit 99.1



                            Explanation of Responses


(1) The Eureka Interactive Fund Limited (the "Fund"), an exempted company incorporated with limited liability in the Cayman Islands, directly owns the shares of Common Stock and Warrants to purchase Common Stock which are set forth herein (the "Securities"). Marshall Wace LLP, organized under the laws of England (the "Investment Manager"), serves as investment manager or adviser to a variety of hedge funds and managed accounts, including the Fund. Mr. Ian Wace ("Mr. Wace"), who is a co-founder and equity owner of the Investment Manager, is responsible for the investment decisions of the Investment Manager in respect of the Fund and therefore may be deemed to indirectly beneficially own the Securities by virtue of such position. Mr. Mark Hawtin ("Mr. Hawtin"), who is an equity owner of the Investment Manager, is responsible for the investment decisions of the Investment Manager and therefore may be deemed to indirectly beneficially own the Securities by virtue of such position. The Fund, Investment Manager and Messrs. Wace and Hawtin are hereinafter sometimes collectively referred to as the "Reporting Persons." In accordance with instruction 5(b)(iv), the entire number of the Securities that may be deemed to be beneficially owned by the Reporting Persons is reported herein. Each of the Reporting Persons disclaims any beneficial ownership of the securities directly held by the Fund for purposes of Section 16 of the Securities Exchange Act of 1934, except to the extent of the Reporting Persons' pecuniary interests therein. No transactions in any derivative securities are reported herein.

(2) The Warrants to purchase Common Stock to which this note refers were received in connection with a promissory note of the issuer previously acquired by the Fund.